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                                                                    Exhibit 99.1


                                         Contact:          Sitrick And Company
                                                           Sandra Sternberg
                                                           Ann Julsen
                                                           (816) 234-6183
                                                           (310) 788-2850
FOR IMMEDIATE RELEASE

          PAYLESS CASHWAYS FILES CHAPTER 11 AND PLAN OF REORGANIZATION
                          TO FACILITATE RESTRUCTURING;

                RECEIVES COMMITMENT FOR $125 MILLION IN FINANCING


         KANSAS CITY, MO. -- JULY 21, 1997 -- Payless Cashways, Inc. (NYSE:PCS) said today that, in order to facilitate the restructuring of its debt, the Company has simultaneously filed a voluntary petition to reorganize under Chapter 11 of the Bankruptcy Code and a plan of reorganization for its emergence from Chapter 11. The Company said that the proposed restructuring plan would significantly reduce its burdensome debt structure and enable it to compete more effectively in the future.
         Payless Cashways said that the plan, which provides some recovery for all the Company's constituencies upon completion of the restructuring, has the required support of its bank group. The Company said that it would be contacting its other key constituencies in an attempt to obtain their approval of the plan of reorganization, as well. In the meantime, the filing of the Chapter 11 petition will allow Payless Cashways to continue to operate its business without interruption while it obtains necessary approval of its plan of reorganization.


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          In conjunction with the filing, the Company said that it has received a commitment from a group of financial institutions led by Canadian Imperial Bank of Commerce (CIBC), the Company's agent bank, for $125 million in debtor-in-possession (DIP) financing. The post-petition financing, which is subject to Court approval, is expected to provide adequate funding for all post-petition trade and employee obligations, as well as the Company's ongoing operating needs during the restructuring process.

         "Key to improving Payless Cashways' competitive position is to improve our balance sheet," said David Stanley, chairman and chief executive officer. "The Company has operated with an extremely burdensome level of debt which has limited capital expenditures during a period of unprecedented competitive pressure. The plan of reorganization we filed today is critical to establishing a more appropriate capital structure and a strong competitive future for Payless Cashways. Importantly, the Company has secured a commitment for $150 million of financing from a group of lenders for use upon completion of the reorganization."

         Although the Company was profitable on an EBITDA (earnings before interest, taxes, depreciation and amortization) basis in its second quarter ended May 31, 1997, and had sufficient liquidity to fund current operations, Mr. Stanley said that the Company was unlikely to be able to meet the requirements of its principal credit agreements at the end of the current fiscal year.

         As a result, the Company has been working with its senior lenders over the past several weeks in an attempt to restructure its debt. "In the course of these negotiations and after considering all other alternatives, including the sale of the Company and liquidation, it became clear that Chapter 11 provided the best approach for a comprehensive restructuring of the Company. Our plan will finally create a capital structure to support the operation of our business after a decade of dealing with a highly leveraged balance sheet," he said.

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          "Our consumer research and the more than one million customers who shop with us each week clearly indicate a demand for our stores," Mr. Stanley continued. "Our challenge is to continue to offer an appealing, easy-to-shop environment to do-it-yourselfers and professional customers who want an alternative to warehouse shopping. In markets where we have implemented our Dual Path Strategy, converting existing store formats to provide facilities for both do-it-yourselfers and professionals, we have seen meaningful improvements in results. We are confident that we will see the same sort of success in other markets as we roll out this strategy across the country, and we intend to concentrate our energies on doing just that."

         Concurrently, the Company announced that it intends to close 29 stores, eliminating about 1,900 positions, and to implement an approximately 100-person reduction in force at the Company's headquarters and regional administrative centers.

         The Company said that neither Payless Cashways' employees nor its customers at its 165 ongoing stores should notice any difference in operations as a result of the filing. Daily operations will continue, stores will remain open, and transactions which occur in the normal course of business will go on as before. Policies regarding returns, exchanges, special orders, deposits, credit purchases and gift certificates will remain unchanged. During the reorganization proceeding, employees will be paid as usual.

         The Company has been in contact with many of its suppliers, and believes that they will continue to support Payless Cashways during the reorganization period, Mr. Stanley said. "With our current liquidity and the DIP financing, once approved by the Court, we are confident we will have adequate financial resources to purchase the goods and services we need for the relatively short duration of the Chapter 11 process expected by the Company. We anticipate that the vast majority of our suppliers will recognize the value of doing business with us long term."

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         He said that with the support of its suppliers and the hard work of its employees, Payless Cashways is optimistic it will emerge from the restructuring process as a stronger, profitable, more competitive enterprise. "We are extremely grateful to the customers, employees and suppliers who have supported the Company through these challenging times, and we believe this restructuring will set the Company on a path of future growth and profitability."

         Payless Cashways, Inc. is a full-line building materials specialty retailer concentrating on remodelers, residential and commercial contractors, property management and industrial firms, and do-it-yourselfers. The Company currently operates 194 building materials stores in 22 states located in the Midwestern, Southwestern, Pacific Coast, Rocky Mountain, and New England areas. The stores operate under the names of Payless Cashways, Furrow, Lumberjack, Hugh
M. Woods, Somerville Lumber, Knox Lumber, and Contractor Supply. Payless Cashways currently employs approximately 17,000 people in its stores, headquarters offices and distribution centers.

         The Company filed its petition and plan of reorganization in the U.S. Bankruptcy Court for the Western District of Missouri in Kansas City.

     This paragraph is included in this release to comply with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by the forward-looking statements made above. Investors are cautioned that all forward-looking statements involve risk and uncertainty. Among the factors that could cause different results are: consumer spending and debt levels, interest rates, housing activity, lumber prices, product mix, growth of certain market segments, competitor activities, an excess of retail space devoted to the sale of building materials, success of the Dual Path strategy, the need for Bankruptcy Court approvals, the adequacy of and compliance with the DIP financing, stability of customer demand and supplier support, and the many uncertainties involved in operating a business in a Chapter 11 bankruptcy environment. Additional information concerning those and other factors is contained in the company's SEC filings, copies of which are available from the Company without charge or on the Company's web site, payless.cashways.com.

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